LUX AMBER, CORP.

October 30, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Kate McHale
Staff Attorney
Division of Corporation Finance
Office of Manufacturing and Construction

Re:	Lux Amber, Corp.
Registration Statement on Form S-1
File No. 333-225545
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lux Amber, Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225545), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on November 01, 2018, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LUX AMBER, CORP.

Per: /s/ Yuliia Baranets
Yuliia Baranets
President & C.E.O.

cc:  Kevin Murphy, Attorney at Law